
05009796

ATCO
GROUP

Corporate Office

Telephone: (403) 292-7909
Telefax: (403) 292-7623
e-mail: leslie.lawson@atco.com

July 8, 2005

Securities and Exchange Commission
Judiciary Plaza
450-5th Street, NW
Washington, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 1 4 2005
WASH, D.C. 198 SECTION

ATCO Ltd.
File No.: 82-34745
Exemption Pursuant to Rule 12g3-2(b)

SUPPL

Dear Sir or Madam:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

- Corporation's Form 1, filed July 7, 2005 for symbol ACO.NV.X
- Corporation's Form 1, filed July 7, 2005 for symbol ACO.Y
- Corporation's Form 1, filed July 7, 2005 for symbol ACO.PR.A
- Insider Report, filed July 4, 2005 relating to a Normal Course Issuer Bid

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Regards,

L Lawson

Leslie Lawson
Corporate Secretarial Administrator

PROCESSED
JUL 19 2005
THOMSON FINANCIAL

Encl.

dlw 7/19

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.NV.X
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	26,488,410	As at :	06/01/2005

Effect on Issued & Outstanding Securities

Employee Stock Option Plan	38,900
Other Issuances and Cancellations	-19,000
Issued & Outstanding Closing Balance :	26,508,310

Employee Stock Option Plan

Stock Options Outstanding Opening Balance: **918,900** As at : 06/01/2005

Effective Date	SAR	Options Granted	Options Exercised	Options Cancelled	SAR Reduction in Reserve
06/30/2005	N		38,900		
Totals		0	38,900	0	0

Stock Options Outstanding Closing Balance: **880,000** As at : 06/30/2005

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2005	Conversion (General)	2,000
06/30/2005	Issuer Bid	-21,000
Totals		-19,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2005 17:44:21
Last Updated:	07/06/2005 17:32:37

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.Y
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	3,478,172	As at :	06/01/2005

Effect on Issued & Outstanding Securities

Other Issuances and Cancellations	-2,000
Issued & Outstanding Closing Balance :	3,476,172

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
06/30/2004	Conversion (General)	-2,000
Totals		-2,000

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2005 17:46:16
Last Updated:	07/06/2005 17:45:47

FILE NO. 82-34745

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Atco Ltd.
Symbol :	ACO.PR.A
Reporting Period:	06/01/2005 - 06/30/2005

Summary

Issued & Outstanding Opening Balance :	6,000,000	As at :	06/01/2005
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	6,000,000		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Leslie Lawson
Phone:	403-292-7909
Email:	leslie.lawson@atco.com
Submission Date:	07/06/2005 17:49:33
Last Updated:	07/06/2005 17:49:24

Insider transaction detail - View details for issuer

2005-07-04 18:34 ET

Transactions sorted by : **Insider**
Issuer name : **ATCO (Starts with)**
Filing date range : **July 4, 2005 - July 4, 2005**

Issuer name: ATCO LTD.

Legend: O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Warning: The closing balance of the " equivalent number or value of underlying securities" reflects the" total number or value of underlying securities" to which the derivative contracts held by the insider relate. This disclosure does not mean and should not be taken to indicate that the underlying securities have, in fact, been acquired or disposed of by the insider.

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
Insider name: ATCO Ltd.													
Insider's Relationship to Issuer: 1 - Issuer													
Security designation: Non-Voting Shares Class I													
511518	2005-06-03	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	66.8300	4,200						

Transaction ID	Date of transaction YYYY-MM-DD	Date of filing YYYY-MM-DD	Ownership type (and registered holder, if applicable)	Nature of transaction	Number or value acquired or disposed of	Unit price or exercise price	Closing balance	Insider's calculated balance	Conversion or exercise price	Date of expiry or maturity YYYY-MM-DD	Underlying security designation	Equivalent number or value of underlying securities acquired or disposed of	Closing balance of equivalent number or value of underlying securities
511521	2005-06-03	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
511522	2005-06-10	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	66.7000	4,200						
511523	2005-06-10	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
511524	2005-06-20	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	68.5300	4,200						
511525	2005-06-20	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
511526	2005-06-24	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	69.9800	4,200						
511527	2005-06-24	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						
511528	2005-06-30	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	+4,200	69.9400	4,200						
511529	2005-06-30	2005-07-04	Direct Ownership :	38 - Redemption, retraction, cancellation, repurchase	-4,200		0						